Exhibit 99.3

SOPHiA GENETICS SA Saint-Sulpice Report of the statutory auditor to the General Meeting on the consolidated financial statements 2021

Report of the statutory auditor

to the General Meeting of SOPHiA GENETICS SA

Saint-Sulpice

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of SOPHiA GENETICS SA and its subsidiaries (the Group), which comprise the consolidated statements of loss and the consolidated statements of comprehensive loss for the year ended 31 December 2021, the consolidated balance sheets as at 31 December 2021, the consolidated statement of change in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.

We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall Group materiality: USD 3,680 thousands

We concluded full scope audit work at the Swiss and French entities. Our audit scope addressed over 90% of the Group’s total revenue. In addition, specified procedures were performed on the U.S. entity..

As key audit matter the following area of focus has been identified: Revenue from SOPHiA platform

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 3,680 thousands
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose loss before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most commonly measured, and it is a generally accepted benchmark.

We agreed with the Audit Committee that we would report to them misstatements above USD 184 thousands identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group financial statements are a consolidation of 7 reporting entities. We, the Group audit team, identified and performed the audit over 2 reporting entities that, in our view, required an audit of their complete financial information due to their size or risk characteristics. To obtain appropriate coverage of material balances, we also performed specified audit procedures on 1 reporting entity. None of the reporting entities excluded from our Group audit scope individually contributed more than 5% to net sales or total assets. Audit procedures were also performed over the Group’s Corporate activities (including certain employee benefits) and Group consolidation.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Revenue from SOPHiA platform

Key audit matter	How our audit addressed the key audit matter

During the year ended December 31, 2021, the Group’s revenue from the SOPHiA platform was USD 39,465 thousands.

As discussed in note 4 to the consolidated financial statements, the Group has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses for both arrangements. Two different margins have been determined by the Group, one for enrichment kits which are produced and one for enrichment kits which are purchased.

In our view, this is a key audit matter, as the determination of the stand-alone selling price is based to a large extent on estimates made by the Group.

We obtained and read the accounting memo and discussed with management the determination of the accounting treatment of the residual approach. We critically challenged the estimates used in the determination of the enrichment kit margin for both produced and purchased enrichment kits by comparing the peer group information included in management’s memo to publicly available information.

We assessed the appropriateness of the Group’s  conclusions in the application of the accounting policy in accordance with IFRS 15.

We tested the application of the estimates throughout our revenue testing and as part of the enrichment kit cost testing. We noted no deviations from the two estimates management outlined in their accounting memo.

In addition, we performed a sensitivity analysis over the Group’s estimate of the margin applied to the enrichment kits to understand the impact on the timing of the revenue recognized.

Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the approach used to allocate the transaction price to the analyses and estimates used for the determination of the enrichment kit margin to be reasonable.

Other information in the annual report

The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the compensation report of SOPHiA GENETICS SA and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the consolidated financial statements

The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

4 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

5 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Audit expert Auditor in charge	Audit expert

Lausanne, 15 March 2022

6 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

SOPHiA GENETICS SA, Saint-Sulpice

Consolidated Statements of Loss

(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2021	2020	2019
Revenue	4	$40,450	$28,400	$25,362
Cost of revenue	5	(15,229)	(10,709)	(7,532)
Gross profit		25,221	17,691	17,830
Research and development costs	6	(26,578)	(18,588)	(15,018)
Selling and marketing costs	6	(28,735)	(17,432)	(19,414)
General and administrative costs	6	(41,505)	(18,965)	(15,669)
Other operating income (expense), net	7	108	(93)	(16)
Operating loss		(71,489)	(37,387)	(32,287)
Finance expense, net	8	(2,018)	(3,838)	(1,342)
Loss before income taxes		(73,507)	(41,225)	(33,629)
Income tax (expense) benefit	9	(168)	1,886	(162)
Loss for the year		(73,675)	(39,339)	(33,791)
Attributable to the owners of the parent		$(73,675)	$(39,339)	$(33,791)
Loss per share
Basic and diluted loss per share	10	$(1.33)	$(0.93)	$(0.90)

The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice

Consolidated Statements of Comprehensive Loss

(Amounts in USD thousands)

		Year ended December 31,
	Notes	2021	2020	2019
Loss for the year		$(73,675)	$(39,339)	$(33,791)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences		(4,736)	7,338	272
Total items that may be reclassified to statement of loss		$(4,736)	$7,338	$272
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	22	461	184	(1,523)
Total items that will not be reclassified to statement of loss		$461	$184	$(1,523)
Other comprehensive (loss) income for the year		$(4,275)	$7,522	$(1,251)
Total comprehensive loss for the year		$(77,950)	$(31,817)	$(35,042)
Attributable to owners of the parent		$(77,950)	$(31,817)	$(35,042)

The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice

Consolidated Balance Sheets

(Amounts in USD thousands)

	Notes	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$192,962	$74,625
Term deposits	12	72,357	22,720
Accounts receivable	13	6,278	6,363
Inventory	14	5,729	3,384
Prepaids and other current assets	15	5,529	2,602
Total current assets		282,855	109,694
Non-current assets
Property and equipment	16	4,663	1,772
Intangible assets	17	15,673	13,282
Right-of-use assets	18	11,292	3,767
Deferred tax assets	9	1,990	2,114
Other non-current assets		3,700	1,486
Total non-current assets		37,318	22,421
Total assets		$320,173	$132,115
Liabilities and equity
Current liabilities
Accounts payable	19	$6,737	$5,907
Accrued expenses	20	15,972	9,081
Deferred contract revenue	4	4,069	2,642
Current portion of borrowings	24	—	2,873
Current portion of lease liabilities	18	1,813	1,036
Other current liabilities		12	48
Total current liabilities		28,603	21,587
Non-current liabilities
Deferred contract revenue, net of current portion	4	—	142
Borrowings, net of current portion	24	—	457
Lease liabilities, net of current portion	18	11,246	2,883
Defined benefit pension liabilities	22	4,453	5,158
Other non-current liabilities	21	471	1,378
Total non-current liabilities		16,170	10,018
Total liabilities		44,773	31,605
Equity
Share capital		3,328	2,460
Share premium		470,887	227,429
Other reserves		12,539	8,300
Accumulated deficit		(211,354)	(137,679)
Total equity		275,400	100,510
Total liabilities and equity		$320,173	$132,115

The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice

Consolidated Statement of Changes in Equity

(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2019		37,625,260	$1,912	$117,502	$(47)	$(64,549)	$54,818
Loss for the period			—	—	—	(33,791)	(33,791)
Other comprehensive loss			—	—	(1,251)	—	(1,251)
Total comprehensive loss			—	—	(1,251)	(33,791)	(35,042)
Share-based compensation	23		—	—	717	—	717
Transactions with owners
Share options exercised		694,500	35	1,725	—	—	1,760
December 31, 2019		38,319,760	1,947	119,227	(581)	(98,340)	22,253
Loss for the period			—	—	—	(39,339)	(39,339)
Other comprehensive loss			—	—	7,522	—	7,522
Total comprehensive loss			—	—	7,522	(39,339)	(31,817)
Share-based compensation	23		—	—	1,359	—	1,359
Transactions with owners
Share options exercised		319,000	17	1,055	—	—	1,072
Issue of share capital, net of transaction costs	27	9,316,940	496	107,147	—	—	107,643
December 31, 2020		47,955,700	2,460	227,429	8,300	(137,679)	100,510
Loss for the period			—	—	—	(73,675)	(73,675)
Other comprehensive loss			—	—	(4,275)	—	(4,275)
Total comprehensive loss			—	—	(4,275)	(73,675)	(77,950)
Share-based compensation	23		—	—	8,514	—	8,514
Transactions with owners
Share options exercised		1,271,300	69	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs	26	13,000,000	710	210,953	—	—	211,663
Sale of ordinary shares in private placement, net of transaction costs	26	1,111,111	61	19,587	—	—	19,648
Sale of ordinary shares in greenshoe offering, net of transaction costs	26	519,493	28	8,460	—	—	8,488
December 31, 2021		63,857,604	$3,328	$470,887	$12,539	$(211,354)	$275,400

The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice

Consolidated Statement of Cash Flows

(Amounts in USD thousands)

		Year ended December 31,
	Notes	2021	2020	2019
Operating activities
Loss before tax		$(73,507)	$(41,225)	$(33,629)
Adjustments for non-monetary items
Depreciation	16,18	2,517	1,758	1,546
Amortization	17	1,092	632	367
Interest expense	8	658	1,224	1,073
Interest income	8	(20)	(96)	(86)
Gain on TriplePoint success fee	25	(430)	—	—
Expected credit loss allowance	13	(988)	763	872
Share-based compensation	23	8,514	1,359	717
Intangible assets write-off	17	30	226	—
Movements in provisions, pensions, and government grants		(23)	1,203	580
Research tax credit		(1,597)	(763)	(447)
Loss on disposal of property and equipment	16	22	—	—
Working capital changes
(Increase) decrease in accounts receivable		1,806	1,118	(4,352)
(Increase) decrease in prepaids and other assets		(2,330)	2,347	(2,009)
(Increase) decrease in inventory		(2,336)	536	(862)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		8,980	(185)	5,603
Cash used in operating activities
Income tax received (paid)		(55)	153	(252)
Interest paid		(286)	(855)	(837)
Interest received		14	75	36
Net cash flows used in operating activities		(57,939)	(31,730)	(31,680)
Investing activities
Purchase of property and equipment	16	(2,683)	(450)	(1,355)
Acquisition of intangible assets	17	(130)	(318)	(1,678)
Capitalized development costs	17	(3,858)	(2,436)	—
Proceeds upon maturity of term deposits and short-term investments	12	21,878	—	—
Purchase of term deposits and short-term investments	12	(72,141)	(21,119)	—
Net cash flow used in investing activities		(56,934)	(24,323)	(3,033)
Financing activities
Proceeds from exercise of share options	23	4,527	1,072	1,760
Proceeds from issuance of share capital, net of transaction costs	27	—	107,643	—
Proceeds from initial public offering, net of transaction costs	26	211,663	—	—
Proceeds from greenshoe, net of transaction costs	26	8,488	—	—
Proceeds from private placement, net of transaction costs	26	19,648	—	—
Payment of TriplePoint success fee	25	(2,468)	—	—
Proceeds from borrowings	24	—	15,839	—
Repayments of borrowings	24	(3,167)	(16,529)	(1,967)
Payments of principal portion of lease liabilities	18	(918)	(980)	(816)
Net cash flow provided from (used in) financing activities		237,773	107,045	(1,023)
Increase (decrease) in cash and cash equivalents		122,900	50,992	(35,736)
Effect of exchange differences on cash balances		(4,563)	5,564	(102)
Cash and cash equivalents at beginning of the year		74,625	18,069	53,907
Cash and cash equivalents at end of the year		$192,962	$74,625	$18,069

The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice

Notes to the Consolidated Financial Statements

1. Company information and operations

General information

SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a limited liability healthcare technology company, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

As of December 31, 2021, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.

On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

The Company’s Board of Directors approved the issue of the consolidated financial statements on March 15, 2022.

Share split

On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Initial public offering

In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was $211.7 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was $19.6 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was $8.5 million.

2. Significant accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation

A subsidiary is an entity over which the Company has control. The Company controls an entity when it has the power to direct its activities and has rights to its variable returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and deconsolidated from the date that control ceases.

During the consolidation process intercompany transactions, balances, and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment of the transferred asset. In order to ensure consistency with the accounting policies of the Company, the accounting policies of subsidiaries have been changed where necessary.

Foreign currency translation

Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). In individual entities, transactions in foreign currencies are translated as of transaction date. Monetary assets and liabilities in foreign currencies are translated at month end rates. The Company’s reporting currency of the Company’s consolidated financial statements is the U.S. dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates.

On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into USD. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency retranslations. Gains or losses resulting from foreign currency transactions are included in net income.

The Company selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in USD, and its plans to access U.S. capital markets.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The Company’s significant estimates and judgements included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, share-based compensation, expected credit loss, goodwill, defined benefit pension liabilities, uncertain tax positions, and derivatives.

Disclosed in the corresponding sections within the footnotes are the areas which require a high degree of judgment, significant assumptions, and/or estimates.

Going concern basis

The consolidated financial statements have been prepared on a going concern basis (See Note 31 – “Capital management”).

Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.

Accounting policies

The significant accounting policies adopted in the preparation of the consolidated financial statements have been consistently applied, unless otherwise stated.

Provisions and contingencies

Provisions comprise liabilities of uncertain timing or amount. The provisions and liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, unless the impact of discounting is immaterial. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Company.

The likelihood of occurrence of provisions and contingent liabilities requires use of judgement. Judgement is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed.

Financial assets classification

Upon recognition, financial assets are classified on the basis of how the financial assets are measured: at amortized cost or fair value through income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for accounts receivable that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through income, transaction costs. Accounts receivable that do not contain a significant financing component are measured at the transaction price.

The Company’s business model for managing financial assets is defined by whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets held in order to collect contractual cash flows are measured at amortized cost. Financial assets held both to collect contractual cash flows and for sale are measured at fair value through other comprehensive income/loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Financial assets measured at amortized cost

Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified, or impaired. The Company’s financial assets at amortized cost include cash, term deposits and accounts receivable.

Financial assets—derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated balance sheet) when:

•	The rights to receive cash flows from the asset have expired or;
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either;

•	the Company has transferred substantially all the risks and rewards of the asset, or;
•	the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.

When the Company has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial assets—impairment

For cash, cash equivalents, and term deposits, the Company invests in assets where it has never incurred and does not expect to incur credit losses.

For accounts receivable the Company recognizes a loss allowance based on lifetime estimated credit losses (“ECL”) at each reporting date. When estimating the ECL the Company takes into consideration: readily available relevant and supportable information (this includes quantitative and qualitative data), the Company’s historical experience and forward-looking information specific to the receivables and the economic environment.

See Note 13 – “Accounts receivable” for further information about the Company’s accounting for trade receivables.

Financial liabilities classification

Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through income or at amortized cost. The Company’s financial liabilities include accounts payable and debt (including borrowings and lease liabilities), which are measured at amortized cost, and derivatives, which are measured at fair value through income.

Interest-bearing borrowings are initially recognized at fair value less directly attributable costs and subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income/loss.

Financial liabilities—derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of loss.

New standards, amendments to standards and interpretations not yet adopted

New standards, amendments to standards, and interpretations issued not yet effective

In January 2020, IASB issued amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The Company is still evaluating the potential impact of the amendment.

There are no other IFRS or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.

3. Segment reporting

The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

An analysis of revenue by customer location is presented below (in USD thousands):

	Year ended December 31,
	2021	2020	2019
France	$7,405	$6,060	$5,874
Italy	6,124	2,994	3,150
United States	3,944	2,636	1,989
Spain	3,765	2,356	2,105
Turkey	2,682	1,222	1,714
Austria	1,835	1,310	927
Brazil	1,621	1,535	1,186
United Kingdom	1,500	1,147	1,213
Switzerland	1,394	1,708	722
Germany	1,280	1,146	1,140
Other	8,900	6,286	5,342
Total revenue	$40,450	$28,400	$25,362

For the years ended December 31, 2021 and 2020, respectively, the Company had a physical presence in four countries outside of its headquarters in Switzerland: France, the United States, the UK, and Brazil. An analysis of the location of non-current non-financial assets by country is as follows (in USD thousands):

	Year ended December 31,
	2021	2020
Switzerland	$28,974	$17,362
France	3,480	2,656
United States	2,924	996
United Kingdom	527	416
Brazil	8	7
Total non-current non-financial assets	$35,913	$21,437

4. Revenue

Critical accounting estimates and judgements

The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in the SOPHiA platform, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service.

The Company enters into arrangements with multiple performance obligations where it could be difficult to determine the performance obligations under a sales agreement; in such cases, how and when revenue should be recognized is subject to certain estimates or assumptions. Should these judgments and estimates not be correct, revenue recognized for any reporting period could be adversely affected.

Accounting policies

Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.

Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.

For all contracts with customers the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.

SOPHiA Platform

The majority of the SOPHiA platform revenue is derived from each use of the SOPHiA platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

Customers use the SOPHiA platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.

For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.

Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.

For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA platform partners within the clinical network and access their data through the SOPHiA platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA platform.

The Company also sells access to Alamut software products (“Alamut”) through the SOPHiA platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.

The Company also derives revenue from the SOPHiA platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.

The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution.

Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow materials and services

Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA platform.

Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations

The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA platform models.

The Company has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the SSP is based on an expected cost-plus-margin approach of the kit portion of the bundle.

The Company has determined that the SSP for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative SSP is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.

The Company also has a small number of bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, which the Company has determined is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Company has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of the leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.

Contract assets and liabilities

Accrued contract revenue

Accrued contract revenue is related to unbilled SOPHiA platform analyses and are recorded in accounts receivable. As of December 31, 2021 and December 31, 2020, accrued contract revenue was $0.7 million and $0.3 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of December 31, 2021 and December 31, 2020, respectively

Deferred contract costs

Deferred contract costs comprise deferred fulfillment costs related to biopharma, prepayments on contracts, and prepaid maintenance costs relating to DNA sequencing automation equipment.

Costs are incurred to fulfill obligations under certain contracts once obtained, but before transferring goods or services to the customer. Fulfillment costs are recognized as an asset, provided these costs are not addressed by other accounting standards, if the following criteria are met: (i) the costs relate directly to a contract or an anticipated contract that the Company can specifically identify, (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or continuing to satisfy) performance obligations in the future and (iii) the costs are expected to be recovered.

The asset recognized from deferring the costs to fulfill a contract is recorded in the consolidated balance sheet as deferred contract costs within other current assets and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which depends on the nature of the performance obligation(s) in the contract. The amortization of these assets is recorded in cost of revenue.

The timing of revenue recognition and billings can result in accrued contract revenue and deferred contract costs, which are presented within other current assets in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.

Deferred contract revenue

Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue and progress payments received as part of biopharma contracts. For reporting purposes, deferred revenue billed, but not collected at period end, is deducted from deferred revenue and accounts receivable, so that both balances are reported net of unpaid deferred revenue.

Deferred contract revenue brought forward as of January 1, 2021 and January 1, 2020 amounts to $2.9 million and $2.2 million, respectively. During the twelve months ended December 31, 2021 and 2020, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $3.0 million and $2.0 million, respectively.

The majority of the platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

Revenue streams

The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2021	2020	2019
SOPHiA platform	$39,465	$27,221	$23,710
Workflow equipment and services	985	1,179	1,652
Total revenue	$40,450	$28,400	$25,362

Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, of $0.2 million, $0.1 million, and $0.2 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019, respectively.

5. Cost of revenue

Accounting policies

Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.

6. Operating expense

Accounting policies

Research and development

Research and development costs consist of personnel and related expenses for technology and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.

Government grants for research and development and innovation received as tax credits

The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to

$0.4 million, $0.8 million, $0.4 million for the years ended December 31, 2021, December 31, 2020, and December 31, 2019, respectively. There are no unfulfilled conditions or other contingencies attached to these grants. Refer to the Note 24 – “Borrowings” for additional discussion on COVID loans.

Selling and marketing costs

Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of our products, and allocated overhead costs. These costs are stated net of government grants under the US Paycheck Protection Program (“PPP”) for payroll and/or rental obligations received as a loan that is forgiven if utilized as intended.

The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. They are not capitalized as contract costs as the commissions either represent bonuses payable for revenue earned in the period or have a service condition attached.

General and administrative costs

General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Operating expense by nature

The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2021	2020	2019
Changes in inventories of finished goods and work in progress	$568	$(259)	$729
Raw materials and consumables used	(9,650)	(3,843)	(3,180)
Employee benefit expenses	(53,802)	(36,732)	(27,237)
Social charges	(8,373)	(6,983)	(4,218)
COVID—salaries reimbursement	—	1,129	—
Research tax credit	1,597	763	447
Share-based compensation	(8,514)	(1,359)	(717)
Depreciation	(2,517)	(1,758)	(1,546)
Amortization	(1,092)	(632)	(367)
Professional fees	(11,318)	(5,371)	(5,357)
Office expenses	(5,333)	(2,006)	(2,774)
Travel	(1,576)	(1,361)	(4,416)
Marketing	—	(972)	(1,761)
Licenses	(2,021)	(1,647)	(996)
Less: capitalized software development costs ("Note 17 - Intangible assets”)	3,858	2,436	—
Other expense	(13,874)	(7,099)	(6,240)
Total	$(112,047)	$(65,694)	$(57,633)

Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2021		2020		2019
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(483)	$—	$(111)	$—	$—
Research and development costs	(1,028)	—	(727)	—	(624)	—
Selling and marketing costs	(744)	—	(543)	—	(550)	—
General and administrative costs	(745)	(609)	(488)	(521)	(372)	(367)
Total	$(2,517)	$(1,092)	$(1,758)	$(632)	$(1,546)	$(367)

The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2021	2020	2019
Research and development costs	$23,899	$16,109	$10,622
Selling and marketing costs	21,659	12,085	10,579
General and administrative costs	25,131	16,880	10,244
Total	$70,689	$45,074	$31,445

7. Other operating income (expense), net

Accounting policies

The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income (expense). Other operating income (expense) consists of government grants, gains on disposal of tangible assets, intangible write-offs, and other operating income (expense).

COVID-19 loans are granted at below-market rates of interest and represent a form of government grant. The COVID-19 loans are initially measured at fair value, calculated on the basis of the contractual future cashflows discounted at the market interest rate. The surplus of the loan proceeds over the fair value of the loan is recognized initially on the balance sheet in deferred government grant income within other liabilities and released to income within other operating income over the life of the loan. The loan is subsequently accounted for at amortized cost using the effective interest rate method.

Certain government grants for payroll and/or rental obligations are received as loans that are forgiven if the proceeds are utilized as intended within the specified timeframe. As soon as it is clear that the conditions for forgiveness will be fulfilled, these loans are recognized in the statement of income/loss as a reduction in the operating expense costs that they are intended to fund. Refer to Note 24 – “Borrowings” for discussion on the conditions for loan forgiveness.

8. Finance expense, net

	December 31,
	2021	2020	2019
Interest income	$20	$96	$86
Total interest income	$20	$96	$86
Interest on loans	(120)	(513)	(715)
Interest on lease liabilities	(225)	(121)	(129)
Other interest	(313)	(206)	(132)
Total interest expense	$(658)	$(840)	$(976)
Derivative fair value (losses)	(1,444)	(384)	(98)
Foreign exchange gains (losses), net	64	(2,710)	(354)
Total finance income (expense), net	$(2,018)	$(3,838)	$(1,342)

Accounting policies

Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables.

Interest expense on lease liabilities and loans, which includes, interest on commercial borrowings, and also interest on COVID-19 loans using the effective interest rate method. The relevant accounting policy is disclosed in Note 7 - “Other operating income (expense).”

The foreign exchange gains and losses arise principally on USD cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.

The derivative fair value losses arise on the revaluation of a success fee associated with a loan and explained in Note 21 – “Non-current liabilities.”

The Company had an obligation to pay a success fee linked to a loan that is now repaid. The obligation had many features of a cash-settled share option. It was revalued at fair value at each reporting date using an option pricing model based on a Monte Carlo simulation. This model demands inputs that require the exercise of considerable judgement. Refer to Note 25 - “TriplePoint success fee” for additional discussion on the derivative accounting.

9. Income tax

Critical accounting estimates and judgements

Uncertain tax positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Brazil, the UK and the US. The Company is currently under examination in France for its 2018 and 2019 tax returns and is not aware of any additional issues under review that could result in significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.

The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.

Accounting policies

The Company is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Company’s consolidated financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Company operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of income/loss in the period in which they are incurred. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of income/loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.

Current income tax liabilities refer to the portion of the tax on the current year taxable profit (as determined according to the rules of the taxation authorities) and includes uncertain tax liabilities. The Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates consistently with the tax treatment used or planned to be used in its income tax filings if the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment.

Otherwise, the Company reflects the effect of uncertainty using either the most likely outcome or the expected value outcome, depending on which method the entity expects to better predict the resolution of the uncertainty.

Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Company’s consolidated financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of income/loss unless related to items directly recognized against other comprehensive income. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Company uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate.

As of December 31, 2021, and 2020, the Company recorded a provision of $0.1 million and $0.2 million for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

Presentation of tax (expense) benefits

The following table presents the current and deferred tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2021	2020	2019
Current income tax expense
Current year	$—	$—	$(86)
Uncertain tax positions	(110)	(74)	(76)
Total current income tax expense	$(110)	$(74)	$(162)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$(58)	$1,960	$—
Total deferred income tax (expense) benefit	$(58)	$1,960	$—

Total income tax (expense) benefit	$(168)	$1,886	$(162)

The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2021	2020	2019
Loss before tax	$(73,507)	$(41,225)	$(33,629)
Tax at Swiss statutory rate	9,907	5,541	4,519
Effect of tax rates in foreign jurisdictions	(218)	(177)	568
Tax effect of:
Unrecognized deferred tax assets	(9,077)	(3,276)	(5,110)
Income not subject to tax (expense not deductible for tax purposes)	(805)	41	(1)
Uncertain tax positions	(110)	(74)	(76)
Other	135	(169)	(62)
Income tax (expense)/benefit	$(168)	$1,886	$(162)

Movement in the deferred tax balances

During the year ended December 31, 2020, the Company recognized deferred tax assets for its foreign subsidiaries due to the implementation of intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2021	$288	$433	$35	$(311)	$301	$(10)	$1,378	$2,114
Recognized in profit or loss	(309)	(65)	12	(34)	331	38	(31)	(58)
Currency translation differences	(8)	(27)	(3)	(7)	(2)	68	(87)	(66)
December 31, 2021	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Deferred tax assets	—	341	44	—	630	361	1,260	2,636
Deferred tax liabilities	(29)	—	—	(352)	—	(265)	—	(646)

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2020	$—	$—	$—	$—	$—	$—	$—	$—
Recognized in profit or loss	268	403	33	(289)	280	(17)	1,282	1,960
Recognized in OCI	—	—	7	—	—	—	—	7
Currency translation differences	20	30	(5)	(22)	21	7	96	147
December 31, 2020	$288	$433	$35	$(311)	$301	$(10)	$1,378	$2,114
Deferred tax assets	288	433	35	—	301	—	1,378	2,435
Deferred tax liabilities	—	—	—	(311)	—	(10)	—	(321)

Unrecognized deferred tax assets

As of December 31, 2021 and December 31, 2020, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2021		2020
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$5,101	$729	$5,371	$722
Net operating loss carryforwards	202,394	28,597	141,896	20,616
Total	$207,495	$29,326	$147,267	$21,338

Net operating loss carryforwards

As of December 31, 2021 and December 31, 2020, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK, the US, and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2027. As of December 31, 2021 and December 31, 2020, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2021	2020
One year	$7,625	$3,262
Two years	12,170	7,265
Three years	16,482	12,170
Four years	15,772	16,482
Thereafter and unlimited	150,345	102,717
Net operating loss carryforwards	$202,394	$141,896

Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2021, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland but has recognized deferred tax assets in France, the UK, the US and Brazil.

Unrecognized deferred tax liability on retained earnings of subsidiaries

The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. The Company reviews its plan to indefinitely reinvest on a periodic basis. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and their cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on its assessment, the Company plans to indefinitely reinvest any undistributed foreign earnings as at December 31, 2021. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in foreign subsidiaries is not practicable.

During the years ended December 31, 2021 and 2020, only the Company’s French subsidiary had positive retained earnings, amounting to $6.1 million and $1.1 million, respectively.

10. Loss per share

Share data have been revised retrospectively to give effect to the share split explained in Note 1 - “Company information and operations - Share split” and Note 1 - “Company information and operations – Initial Public Offering”.

The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the year ended December 31, 2021, 2020, and 2019, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2021	2020	2019
Net loss attributed to shareholders	$(73,675)	$(39,339)	$(33,791)
Weighted average number of shares in issue	55,299,863	42,350,757	37,775,948
Basic and diluted loss per share	$(1.33)	$(0.93)	$(0.90)

11. Cash and cash equivalents

Accounting policies

Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short- term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2021	2020
Cash	$39,578	$42,880
Cash equivalents	$153,384	$31,745
Cash and cash equivalents	$192,962	$74,625

Designated cash

In July 2021, the Company designated $30.0 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. The Company expects to continue to designate this cash balance for this sole use under the current D&O Policy.

12. Term deposits

The following table presents the allocation between the Company’s term deposits (in USD thousands):

	December 31,
	2021	2020
Term deposits, over 3 months, up to 12 months	$72,357	$22,720
Total term deposits	$72,357	$22,720

13. Accounts receivable

Significant accounting estimates and judgements

The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). No provision matrix is used, as the Company has not identified any patterns or correlations that would form the basis for such a matrix. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.

Accounting policies

Accounts receivable balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. The Company’s customers are mainly government-owned or government-funded hospitals and laboratories with a low credit risk. The Company has had minimal instances of actual credit losses and considers that this will continue to be the case.

The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	December 31, 2021	December 31, 2020
Accounts receivable	$7,060	$8,877
Accrued contract revenue	657	—
Lease receivable	237	150
Allowance for expected credit losses	(1,676)	(2,664)
Net accounts receivable	$6,278	$6,363

The movement in the allowance for expected credit losses in accounts receivable is presented below (in USD thousands):

	2021	2020
As of January 1	$2,664	$1,831
Increase	1,273	1,069
Reversals	(1,612)	(379)
Write-off	(572)	(16)
Currency translation differences	(77)	159
As of December 31	$1,676	$2,664

As of December 31, 2021, and 2020, the Company’s largest customer balance represented 18% and 5% of accounts receivable. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $4.6 million and $4.5 million as of December 31, 2021 and 2020, respectively.

Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded long-term lease receivables in other non-current assets in the amount of $0.0 million and $0.2 million as of December 31, 2021, and 2020, respectively. As of December 31, 2021, and 2020, the Company had recorded net lease receivables in the amount of $0.2 million and $0.4 million.

14. Inventory

Accounting policies

Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Inventory consists of the following (in USD thousands):

	December 31,
	2021	2020
Raw materials	$5,105	$3,248
Work in progress	1,330	722
Finished goods	87	127
Provision	(793)	(713)
Total	$5,729	$3,384

Inventory provision movement for the years ended December 31, 2021 and 2020, respectively are as follows (in USD thousands):

	2021	2020
As of January 1,	$(713)	$(182)
Increase in provision	(105)	(512)
Currency Translation Adjustment	25	(19)
As of December 31,	$(793)	$(713)

15. Prepaids and other current assets

The following table presents the other current assets (in USD thousands):

	December 31, 2021	December 31, 2020
Accrued contract revenue	$—	$262
Deferred contract costs	150	18
Research tax credit receivable	—	863
Prepayments	3,943	1,084
VAT receivable	811	300
Government grants receivable	—	66
Other	625	9
Total	$5,529	$2,602

16. Property and equipment

Accounting policies

Property and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.

Property and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:

•	Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•	Computer hardware—Three to five years
•	Machinery and equipment—Five years
•	Furniture and fixtures—Five years

Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property and equipment is allocated to the appropriate headings of expenses by function in the statement of loss.

Reviews of the carrying amount of the Company’s property and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.

For the year ended December 31, 2021 and 2020, the Company recorded $0.5 million and less than $0.1 million in accrued expense related to amounts to be paid within the next 12 months, respectively.

Property and equipment, net movement for the years ended December 31, 2021 and 2020, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2021	$890	$615	$1,799	$623	$3,927
Additions	2,447	608	421	420	3,896
Disposals	(49)	(85)	(294)	(31)	(459)
Currency Translation Adjustment	(28)	(22)	(71)	(5)	(126)
December 31, 2021	$3,260	$1,116	$1,855	$1,007	$7,238

Accumulated depreciation
January 1, 2021	$(258)	$(398)	$(1,230)	$(269)	$(2,155)
Additions	(352)	(119)	(341)	(130)	(942)
Disposals	29	85	292	31	437
Currency Translation Adjustment	11	14	51	9	85
December 31, 2021	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Net book value at December 31, 2021	$2,690	$698	$627	$648	$4,663

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2020	$664	$541	$1,817	$496	$3,518
Additions	201	19	101	130	451
Disposals	(50)	—	(266)	(54)	(370)
Currency Translation Adjustment	75	55	147	51	328
December 31, 2020	$890	$615	$1,799	$623	$3,927

Accumulated depreciation
January 1, 2020	$(130)	$(253)	$(1,030)	$(192)	$(1,605)
Additions	(157)	(112)	(347)	(109)	(725)
Disposals	50	—	263	54	367
Currency Translation Adjustment	(21)	(33)	(116)	(22)	(192)
December 31, 2020	$(258)	$(398)	$(1,230)	$(269)	$(2,155)
Net book value at December 31, 2020	$632	$217	$569	$354	$1,772

17. Intangible Assets

Critical accounting estimate and judgements

Goodwill

The Company operates as one segment or cash-generating unit (“CGU”), goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The values as of December 31, 2020 were based on discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. Critically, the values based on a discounted cash flow approach were found to be consistent with a value based on the share transaction in September 2020. The value as of December 31, 2021 was based on the Company’s market capitalization which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on the last day of trading in 2021.

Capitalized internally developed software costs

Capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which may be eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which is not eligible.

Judgement is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.

Accounting policies

Goodwill

Goodwill is initially measured as the difference between the aggregate of the value of the consideration transferred and the fair value of net assets acquired. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Impairment testing

Intangible assets are allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Company operates as a single operating segment or CGU, the Company has only a single cash generating unit for impairment testing.

Management assesses the recoverable value of goodwill by comparing the value of the Company equity value, either inferred from the public prices of share issues or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements. The discounted cash flow approach involves key assumptions that leave considerable scope for judgement. The Company only used the discounted cash flow method for the fiscal year ended as of December 31, 2020.

Purchased software

The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent SaaS costs and are expensed as incurred.

The Company does capitalize software implementation costs, such as fees paid to outside consultants to set up a software arrangement.

For cloud computing costs, the Company capitalized costs for certain configuration and customization costs paid by a customer in a cloud computing or hosting arrangement. The guidance aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain an intangible asset.

Purchased software and associated capitalized costs are amortized using the straight-line method over an estimated life of five years.

Capitalized internally developed software costs

Costs incurred in the internal development of software are capitalized as intangible assets when the criteria required by IAS 38 as set out below.

Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software products controlled by the Company and incorporated principally within the Company’s SOPHiA platform. They are recognized as intangible assets where the following criteria are met:

•	it is technically feasible to complete software so that it will be available for use;
•	management intends to complete the software and use or sell it;
•	there is an ability to use or sell the software;
•	it can be demonstrated how the software will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and;
•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software comprise principally employee costs. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its expected useful life. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.

The Company considers that it is only since the beginning of 2020 that development costs have fulfilled the criteria for recognition as intangible assets set out in IAS 38.

Intangible assets, net movement for the years ended December 31, 2021 and 2020, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2021	$8,598	$3,071	$2,621	$14,290
Additions	—	130	3,858	3,988
Disposals	—	—	(30)	(30)
Currency Translation Adjustment	(300)	(111)	(90)	(501)
December 31, 2021	$8,298	$3,090	$6,359	$17,747

Accumulated depreciation
January 1, 2021	$—	$(889)	$(119)	$(1,008)
Additions	—	(565)	(527)	(1,092)
Disposals	—	—	—	—
Currency Translation Adjustment	—	22	4	26
December 31, 2021	$—	$(1,432)	$(642)	$(2,074)
Net book value at December 31, 2021	$8,298	$1,658	$5,717	$15,673

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2020	$7,834	$2,761	$—	$10,595
Additions	—	324	2,436	2,760
Disposals	—	(286)	—	(286)
Currency Translation Adjustment	764	272	185	1,221
December 31, 2020	$8,598	$3,071	$2,621	$14,290

Accumulated depreciation
January 1, 2020	$—	$(359)	$—	$(359)
Additions	—	(521)	(111)	(632)
Disposals	—	60	—	60
Currency Translation Adjustment	—	(69)	(8)	(77)
December 31, 2020	$—	$(889)	$(119)	$(1,008)
Net book value at December 31, 2020	$8,598	$2,182	$2,502	$13,282

Goodwill arises from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a health technology diagnostic) to its existing SOPHiA platform.

Goodwill is tested for impairment on an annual basis and at the occurrence of a potential indication of impairment. As of December 31, 2021 and 2020, respectively, no impairment charged was recorded related to the Company’s goodwill.

As of December 31, 2020, the estimated equity value of the Company was $465.3 million, which exceeds the reported net assets of the Company of $100.5 million at that date by $364.8 million.

As of December 31, 2021, the estimated equity value of the Company was $900.4 million, which exceeds the reported net assets of the Company of $275.4 million at that date by $626.5 million.

On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2021 and December 31, 2020.

18. Leases

Accounting policies

Lessee

The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.

At inception, the ROU asset comprises the initial lease liability, initial direct costs, and any obligations to refurbish the asset, less any incentives granted by the lessors.

The ROU asset is depreciated over the shorter of the duration of the lease contract (including contractually agreed optional extension periods whose exercise is deemed to be reasonably certain) and the useful life of the underlying asset.

The ROU asset is subject to testing for impairment if there is an indicator for impairment, as for owned assets.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. Lease payments can include fixed payments; variable payments that depend on an index or rate known at the commencement date; and extension option payments or purchase options that the Company is reasonably certain to exercise.

The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate or a reassessment of options.

Some of the Company’s leases include options to extend the lease, and these options are included in the lease term to the extent they are reasonably certain to be exercised.

Lessor

The Company leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Company transfers substantially all the risks and rewards incidental to ownership of the asset to the customer.

At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable in the balance sheet equal to the net investment in the lease.

Company leases

During the year ended December 31, 2021, the Company entered into two significant leases as described below.

Rolle office

On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 38,750 square feet with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company will gain access to 7,535 square feet on January 1, 2022 and the remaining 19,375 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a ROU asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.

Boston office

On August 9, 2021, the Company entered into a 40-month new lease for office space in Boston, Massachusetts to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 9,192 square feet. The expected lease commitments resulting from this contract are $0.5 million a year starting in 2022 through the end of the lease in 2024. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use asset of $1.2 million and a lease liability of $1.4 million. The difference between the ROU and lease liability of $0.2 million is driven by lease incentives.

Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.3 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.3 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively.

The Company has lease liabilities amounting to $10.8 million and $3.9 million for the years ended December 31, 2021 and 2020, respectively, that are linked to consumer price indices in Switzerland and France.

The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 29 – “Commitments and contingencies.”

The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2021 and 2020, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.61% to 3.47% and 2.61% to 3.47%, respectively.

The following table presents the movements in the ROUs (in USD thousands):

	2021	2020
As of January 1	$3,767	$4,535
Additions	9,205	—
Depreciation charge	(1,575)	(1,033)
Currency translation effects	(105)	265
As Of December 31	$11,292	$3,767

The following table presents the movements in the lease liabilities (in USD thousands):

	2021	2020
As of January 1	$3,919	$4,626
Additions	10,165	—
Cash outflows (principle and interest)	(1,143)	(1,101)
Non-cash interest	225	121
Currency translation effects	(107)	273
As Of December 31	$13,059	$3,919

19. Accounts payable

Accounts consist of the following (in USD thousands):

	December 31, 2021	December 31, 2020
Trade payables	2,337	1,281
Employee related payables	3,509	3,232
VAT and sales taxes	891	1,394
Total	$6,737	$5,907

20. Accrued expenses

Accrued expenses consist of the following (in USD thousands):

	December 31, 2021	December 31, 2020
Accrued Compensation	$9,148	$5,198
Accrued Professional fees	2,743	2,380
Accrued inventory purchases	2,472	—
Accrued IT support	25	753
Accrued Legal fees	125	462
Accrued Other	1,459	288
Total	$15,972	$9,081

21. Other non-current liabilities

Other non-current liabilities consist of the following (in USD thousands):

	December 31, 2021	December 31, 2020
Derivative	—	$1,024
Lease restoration costs	$160	—
Provisions	311	304
Deferred government grant income	—	50
Total	$471	$1,378

22. Post-employment benefits

Significant accounting estimates and judgements

The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of income/loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. The remeasurement gains and losses are included in retained earnings in the statement of changes in equity and in the balance sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of income/loss as incurred.

Accounting policies

The Company operates defined benefit and defined contribution pension plans. Funded schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The actual return on plan assets, excluding interest income measured at the discount rate, is recognized in other comprehensive income/loss within defined benefit plan remeasurements.

The Company has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France and a defined contribution plans in the US. The Company has no occupational pension plans in the UK and Brazil.

Swiss pension plan

The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.

Although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.

French pension plan

In France, the bulk of pensions are paid by national pension schemes, which are unfunded. In addition, French employers are obliged by law to pay a retirement indemnity. Its amount depends on the last salary of the employee and on the period of activity with its employer. Rights to this benefit are acquired during the service life with the same employer on the condition that the employee will be with its employer at retirement date; it means that the rights are only vested on retirement date. This indemnity is in substance a defined benefit plan.

The following table provides additional details on the defined pension plans’ funded status (in USD thousands):

	December 31,
	2021	2020
Present value of defined benefit obligation	$(17,889)	$(15,938)
Fair value of plan assets	13,436	10,780
Net pension liability	$(4,453)	$(5,158)

The following table presents the movement in the defined benefit obligation (in USD thousands):

	2021			2020
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(15,773)	$(165)	$(15,938)	$(10,703)	$(75)	$(10,778)
Service Cost	(1,054)	(80)	(1,134)	(1,547)	(49)	(1,596)
of which current service cost	(1,382)	(80)	(1,462)	(1,435)	(49)	(1,484)
of which past service cost	328	—	328	(112)	—	(112)
Interest expense	(49)	(1)	(50)	(6)	(1)	(7)
Actuarial gains (losses)	471	26	497	244	(30)	214
Actual plan participants’ contributions	(1,171)	—	(1,171)	(771)	—	(771)
Transfers (in) out due to (joiners) leavers	(651)	—	(651)	(1,663)	—	(1,663)
Currency translation differences	541	17	558	(1,327)	(10)	(1,337)
December 31	$(17,686)	$(203)	$(17,889)	$(15,773)	$(165)	$(15,938)

The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.

As of December 31, 2021, the Swiss and French plans had 252 and 105 active members, respectively. As of December 31, 2020, the Swiss and French plans had 173 and 86 active members, respectively.

As a result of the reduction in conversion factors, the Company incurred a past service cost gain of $0.3 million for the year ended December 31, 2021.

The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	2021	2020
As of January 1	$10,780	$6,715
Interest income	39	4
Return on plan assets, excl. interest income	(32)	(45)
Administrative expenses	(62)	(42)
Employer contributions	1,257	819
Employee contributions	1,171	771
Transfers in (out) due to joiners (leavers)	651	1,663
Currency translation differences	(368)	895
As of December 31	$13,436	$10,780

The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2021	2020
Cash	$528	$319
Insurance policies	12,908	10,461
Total	$13,436	$10,780

The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.

The follow table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2021			2020			2019
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,054)	$(80)	$(1,134)	$(1,547)	$(49)	$(1,596)	$(843)	$(26)	$(869)
Interest cost	(49)	(1)	(50)	(6)	(1)	(7)	(68)	(1)	(69)
Total recognized	$(1,103)	$(81)	$(1,184)	$(1,553)	$(50)	$(1,603)	$(911)	$(27)	$(938)

The follow table presents the pension remeasurement recognized in statement other comprehensive loss (in USD thousands):

	December 31,
	2021			2020			2019
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$1,278	$—	$1,278	$1,039	$—	$1,039	$—	$—	$—
Changes in financial assumptions	37	13	50	157	(16)	141	(949)	(15)	(964)
Experience adjustments	(844)	13	(831)	(952)	(14)	(966)	(431)	10	(421)
Total actuarial gains (losses)	471	26	497	244	(30)	214	(1,380)	(5)	(1,385)
Return on plan assets	(32)	—	(32)	(45)	—	(45)	(93)	—	(93)
Currency translation differences	(4)	—	(4)	13	2	15	(45)	—	(45)
Total recognized	$435	$26	$461	$212	$(28)	$184	$(1,518)	$(5)	$(1,523)

The positive impact of changes in demographic assumptions in 2021 was due principally to an increase in the expected employee salaries increased from 100% to 125%. This implies that more members are expected to have a higher pensionable amount before pensionable age.

The positive impact of changes in demographic assumptions in 2020 was due principally to an increase in the expected employee turnover rate from 11% to 15%. This implies that more members are expected to leave the plan before pensionable age.

The negative experience adjustments in 2021 and 2020 were due largely to the shortfall between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.

Key actuarial assumptions by plan

Discount rate

In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 0.30% and 0.20% and, for the French plan, 0.35% and 0.70% for the years ended December 31, 2021 and 2020, respectively.

Expected rate of salary increase

The expected rate of annual salary increase was assumed to be, for the Swiss plan 1.25% and 1.00% and for the French plan 1.50% and 2.30% for the years ended December 31, 2021 and 2020, respectively.

Pension plan modified duration

The weighted average modified duration of the Swiss plan is 15.9 years and 18.8 years and of the French plan 25.9 years 26.8 years for the years ended December 31, 2021 and 2020, respectively.

Interest rates

For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 1.00% and 1.00% and, for the extra mandatory part, is equivalent to the discount rate, which was 0.30% and 0.35% for the years ended December 31, 2021 and 2020, respectively.

Inflation

For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 0.75% and 0.50% for the years ended December 31, 2021 and 2020, respectively.

Mortality tables

Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is, respectively, 22.57 and 22.72 and 24.37 and 24.76, for the years ended December 31, 2021 and 2020, respectively.

Sensitivity analysis

The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.

The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	2021	2020
Discount rates
Increase of 25 basis points	(576)	(637)
Decrease of 25 basis points	635	697
Expected rates of salary increases
Increase of 25 basis points	122	137
Decrease of 25 basis points	(120)	(134)
Interest rate
Increase of 25 basis points	189	206
Decrease of 25 basis points	(185)	(199)
Inflation
Increase of 25 basis points	121	134
Decrease of 25 basis points	(118)	(130)
Life expectancy
Increase of 1 year	145	177
Decrease of 1 year	(145)	(176)

The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	2021	2020
Discount rates
Increase of 50 basis points	(26)	(18)
Decrease of 50 basis points	30	20
Expected rates of salary increases
Increase of 50 basis points	30	20
Decrease of 50 basis points	(26)	(18)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Future employer contributions

Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2022 amount to $1.6 million.

Defined contribution plans

US pension plan

The Company has a multiple employer 401(k) defined contribution plan in the USA. The expense recognized in respect of the defined contribution plan in the USA was $0.2 million and less than $0.1 million for the years ended December 31, 2021 and 2020, respectively. The Company incurred no expense in the year ended December 31, 2019.

23. Share-based compensation

Significant accounting estimates and judgements

Measuring the cost of share options

The fair value of the options under all plans are measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020 until July 22, 2021, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction. For options granted on and subsequent to July 22, 2021, the fair value at grant date is determined by using the Black-Scholes option pricing model.

The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2021 and 2020, respectively, are outlined below. Stock options were only granted under the 2019 Incentive Share Option Plan

(“2019 ISOP”), and the 2021 Employee Incentive Plan (“2021 EIP”). No grants have been made under the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.

Prior to the Company’s IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.

Subsequent to the IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on the most recent close price of the Company’s stock price on the date of grant.

Accounting policies

The Company has three share option plans for directors, employees, and advisors which are accounted for as equity-settled share- based compensation plans.

The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (e.g., the entity’s share price);
•

excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth; targets and remaining an employee of the entity over a specified time period), and;

•	including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in income, with a corresponding adjustment to equity.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the share price, or the fair value of a share, the expected life of the share option, the volatility of the share price, the risk-free interest rate, the dividend yield, and making certain assumptions about the inputs. The assumptions used for estimating fair value for share-based payment transactions are disclosed below.

If the shares are not listed, estimating their fair value also requires determination of the most appropriate valuation model, such as:

•

By reference to a contemporaneous transaction involving another class of share, using an adjusted form of an option pricing model above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares;

•

On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value;

•

Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of income/loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).

The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgement.

Recognizing the cost of share options

At each reporting date, the Company takes a charge for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded charge to the statement of loss. Prior to the IPO, at each reporting date, the Company reappraised its estimate of the likelihood and date of a future transaction that would cause all options which would vest six months from the transaction date to vest and, if necessary, accelerated the recognition of the unrecognized cost in the statements of loss. The Company accounts for these plans as equity-settled transactions. The charge to the statements of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.

Share data have been revised to give effect to the share split explained in Note 1 - “Company information and operations - Share split”.

The plans

The Company has three share option plans: the 2013 ISOP (launched in September 2013), the 2019 ISOP (launched March 2019), and the 2021 EIP (launched June 2021). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.

The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.

On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021 to January 19, 2022, and to accelerate the vesting of options that would otherwise vest during that period.

The Company assessed the amendment to the 2019 ISOP and concluded it resulted in a modification. As such, the Company assessed the valuation of the options immediately prior to and subsequently after the modification. As a result of the modification, the Company incurred an additional expense of $0.2 million year ended December 31, 2021.

2013 ISOP

Activity for the year ended December 31, 2021, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,751,560	$3.10	6.39
Exercised	(892,020)	3.00	—
Outstanding as of December 31, 2021	859,540	$2.75	5.08
Exercisable as of December 31, 2021	849,540	$2.75	5.06

Activity for the year ended December 31, 2020, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2020	2,026,560	$2.95	7.36
Exercised	(275,000)	3.10	—
Outstanding as of December 31, 2020	1,751,560	$3.10	6.39
Exercisable as of December 31, 2020	1,385,060	$3.01	6.39

Options outstanding as of December 31, 2021, under the 2013 ISOP expire between 2022 and 2029.

2019 ISOP

Activity for the year ended December 31, 2021, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,972,500	$4.22	9.11
Granted	1,369,000	8.75	9.12
Forfeited	(149,750)	5.54	—
Exercised	(379,250)	4.00	—
Outstanding as of December 31, 2021	2,812,500	$5.83	8.61
Exercisable as of December 31, 2021	455,500	$1.37	7.85

The valuation inputs for the 2019 ISOP grants were as follows:

	Twelve months ended December 31,
	2021	2020	2019
Share price at grant date (in USD)	$5.59	$4.36 - $4.87	$3.32 - $4.16
Expected life of share options (years)	6.05 - 6.19	5.67 - 6.43	6.43 - 6.91
Expected volatility	41.26% - 41.45%	39.84% - 43.56%	39.70% - 40.70%
Risk free interest rate	(0.63)% - (0.48)%	(0.80)% - (0.53)%	(0.85)% - (0.47)%
Dividend yield (%)	—%	—%	—%

Activity for the year ended December 31, 2020, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2020	679,000	$4.02	9.63
Granted	1,393,000	4.22	9.30
Forfeited	(55,500)	4.22	—
Exercised	(44,000)	4.22	—
Outstanding as of December 31, 2020	1,972,500	$4.22	9.11
Exercisable as of December 31, 2020	115,760	$4.22	8.63

Options outstanding as of December 31, 2021, under the 2019 ISOP expire between 2029 and 2031.

2021 EIP

Activity for the year ended December 31, 2021, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	—	$—	—
Granted	1,595,314	17.96	9.57
Forfeited	(19,245)	18.00	—
Outstanding as of December 31, 2021	1,576,069	$17.96	9.57
Exercisable as of December 31, 2021	—	$—	—

Options outstanding as of December 31, 2021, under the 2021 EIP expire in 2031.

The valuation inputs for the 2021 EIP grants were as follows::

Twelve months ended December 31,
2021
Share price at grant date (in USD)	$16.81 - $18.00
Expected life of share options (years)	5.50 - 7.00
Expected volatility	41.60% - 59.77%
Risk free interest rate	0.87% - 1.36%
Dividend yield (%)	—%

Share options outstanding at the year ended December 31, 2021

The weighted average fair value of options granted during the years ended December 31, 2021 and 2020, respectively (in USD):

	2021	2020
2019 ISOP	$2.12	$1.75
2021 EIP	$9.87	$—

Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2020	$1,589
Movement in the period	1,359
December 31, 2020	2,948
Movement in the period	8,514
December 31, 2021	$11,462

Commitment to grant options to CEO on IPO

In addition to the options granted, as set out above, the Board committed on November 29, 2018 to award to the CEO 300,000 share options, if the Company completed an IPO that valued the Company at a minimum of $1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date.

On March 25, 2021, the Board formally clarified the conditions of this commitment to grant options to the CEO upon an IPO. Specifically, the Board set the grant date as November 29, 2018, set the strike price at $3.33 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of $1 billion and set the life of the option at five years. On the basis of these terms, the award was valued as of that date at $0.3 million. This value will not be updated at a later date as all terms and conditions of the award were approved. The expense of $0.3 million will be recognized when it becomes probable that an IPO that values the Company at a minimum of $1.0 billion will occur before November 29, 2023. The Company recognized $0.3 million for the year ended December 31, 2021, related to the Company’s IPO in July 2021.

Restricted Stock Units

As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2021, the Company issued 290,407 RSU under the 2021 plan. Under the terms of the 2021 plan, 234,852 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 55,555 of the RSUs issued are subject to vesting upon the Company’s Annual General Meeting. The activity for the year ended December 31, 2021 was as follows:

	Shares	Weighted-average grant date fair value per share
Unvested as of January 1, 2021	—	$—
Granted	290,407	$17.97
Forfeited	(2,832)	$18.00
Unvested as of December 31, 2021	287,575	$17.97

24. Borrowings

The following is the activity of the Company’s borrowings for the years ended December 31, 2021 and 2020, respectively (in USD thousands):

Borrowings
January 1, 2021	$3,330
Principal repayments	(3,167)
Transfer to deferred government grant income	39
Interest accrued	50
Interest paid	(170)
Currency translation differences	(82)
December 31, 2021	$—

January 1, 2020	$3,838
New borrowing proceeds	15,839
Principal repayments	(16,529)
Transfer to deferred government grant income	(163)
Interest accrued	513
Interest paid	(435)
Currency translation differences	267
Total	$3,330

$6.0 million (EUR 5.2 million) 9.75% loan

On June 18, 2018, the Company signed the Plain English Growth Capital Loan Agreement with TriplePoint. The Company issued a Plain English Growth Capital Promissory Note and received a loan of $6.0 million (EUR 5.2 million). The purpose of the loan was to finance the acquisition of IBS, a company based in France. The loan bore an annual interest of 9.75% (Prime Rate plus 4.75%), and the Company agreed to pay a terminal amount of $0.4 million (EUR 0.3 million) equal to 6.25% of this Promissory Note, on June 1, 2021 (end of term payment). This 3-year borrowing was payable in monthly installments with principal repayments starting as of January 1, 2019. The loan was subject to a number of general covenants. The interest expense was calculated by applying the effective interest rate method to the initial fair value of the loan and to the actual cash outflows resulting from the payment of interest and repayment of the principal. The loan was subsequently carried at amortized cost.

The loan was repaid early, on November 16, 2020, at an amount equivalent to the principal, plus both the interest accrued at the nominal amount up to the date of repayment and the terminal payment.

In addition, the Company agreed to pay to TriplePoint a success fee upon an initial public offering of the Company or a sale of the Company. The obligation to make this success fee payment has been accounted for as an embedded derivative. In September 2021, the Company paid the TriplePoint success fee.

COVID loans

During 2020, the Company took advantage of financing opportunities put in place by governments in jurisdictions where it has its affiliates in order to support businesses during the spread of the COVID-19 pandemic.

The following loans were granted:

•

On March 26, 2020, SOPHiA GENETICS SA was granted a $0.5 million (CHF 0.5 million) loan from Credit Suisse maturing on March 26, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi-annual installments starting on September 26, 2021. The Company repaid this loan early on March 26, 2021, using cash on hand.

•

On May 29, 2020, SOPHiA GENETICS SAS was granted a $1.6 million (EUR 1.4 million) loan from Credit Agricole Pyrénées Gascogne maturing on May 31, 2021. This loan carried an interest rate of 0% and was subject to a 0.25% state guarantee fee. It was repaid on maturity.

•

On May 29, 2020, SOPHiA GENETICS SA was granted a $1.0 million (CHF 1.0 million) loan from Credit Suisse maturing on January 31, 2021. This loan carried an interest rate of 1.175% and was repaid on maturity.

•

On June 3, 2020, SOPHiA GENETICS Inc. was granted a $0.8 million loan from Citizens Bank under the PPP maturing on June 3, 2022. This loan carried an interest of 1% and was scheduled to be repaid in twelve monthly installments starting from July 3, 2021. The loan agreement allowed for the Company to apply for loan forgiveness if the Company used the proceeds for payroll and/or rental obligations within the 8-week period after the disbursement of the loan.

For the PPP loan, the Company was confident from inception of the loan that it would meet the conditions for non-repayment of the loan and accounted for it as a government grant. The loan proceeds were recognized as a reduction in employee benefit expenses within selling and marketing costs in the 8-week period after disbursement of the loan.

The Company submitted an application for loan forgiveness in January 2021 and the loan including interest due was confirmed to be forgiven on February 24, 2021.

Credit Suisse loan

On April 1, 2021, the Company entered into a credit agreement (the “Credit Facility”) with Credit Suisse that provides for maximum borrowings of up to $3.3. million (EUR 2.7 million). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next generation sequencing (“NGS”) purposes. As of the date of these consolidated financial statements, the Company had no borrowings outstanding under the Credit Facility.

During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.

25. TriplePoint success fee

Significant accounting estimates and judgements

The derivative included in the table below presents the change in fair value of a success fee payable to TriplePoint Capital LLC (“TriplePoint”), the providers of a loan repaid in 2020 (see Note 24 - “Borrowings”) upon an initial public offering of the Company or a sale of the Company. The amount of the success fee will be computed as the excess of the value per share realized in such a transaction over a strike price of $3.65 (CHF 3.65) multiplied by 6.5% of the committed loan facility of EUR 10 million translated to CHF at a rate of 1.16 and divided by the strike price of $3.65 (CHF 3.65).

Accounting Policies

In the third quarter of 2021, the Company paid the success fee payable to TriplePoint, which became due upon an IPO of the Company or a sale of the Company. The Company’s IPO in July 2021 triggered the success fee to become due. The approach used to determine the fair value of the derivative was based on a Monte Carlo simulation and accounted for as embedded derivative.

The following table presents the loss recognized by the Company on the derivative associated with the TriplePoint loan (in USD thousands):

	2021	2020	2019
As of January 1	$1,024	$557	$447
Loss on derivative	1,444	467	110
As of December 31	$2,468	$1,024	$557

Key assumptions in the valuation of the derivative in 2021 and 2020 included (in USD thousands when noted in USD):

	December 31,
	2021	2020
Equity value of the Company	N/A	$465,307
Expected time of the sale or IPO	N/A	75% - 3 years 25% - 0.75 years
Volatility	N/A	50%

If the key assumptions were varied as indicated below, the derivative would have the values set out in the table below (in USD thousands):

	December 31,
	2021	2020
Equity value of the Company +10%	N/A	1,179
Equity value of the Company -10%	N/A	864
Expected time of the IPO or sale 3 months earlier	N/A	1,039
Expected time of the IPO or sale 3 months later	N/A	1,016
Volatility +10%	N/A	1,055
Volatility -10%	N/A	993

As the derivative became payable in September 2021, the Company did not have any assumptions as of December 31, 2021 as the actual value was determined.

The Company recognized a loss of $1.4 million and a loss of $0.5 million to finance income (expense) on the Consolidated Statement of Loss for the year ended December 31, 2021 and 2020, respectively. In September 2021, the Company successfully negotiated a $0.4 million reduction of the success fee to $2.5 million from $2.9 million. The reduction resulted in a $0.4 million gain in Finance expense, net. The Company paid the $2.5 million success fee in September 2021.

26. Initial Public Offerings

On July 27, 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 common shares, at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The IPO resulted in gross proceeds of $234.0 million. The Company incurred an estimated $22.3 million in issuance costs associated with the IPO, resulting in net proceeds of $211.7 million.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, were $20 million. The Company incurred $0.4 million of issuance costs, resulting in net proceeds of $19.6 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of $9.4 million. The Company incurred an additional $0.9 million of additional issuance costs, resulting in net proceeds of $8.5 million. With the addition of the underwriters’ option to purchase additional shares, the total number of shares sold in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of $243.4 million.

As a result of the IPO, the Company paid a success fee related to the TriplePoint loan (Note 25 – TriplePoint success fee).

Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis into ordinary shares.

27. Share capital issuance

On June 25, 2020, the Company issued 5,664,480 preferred F shares at a price per share of $11.53 per share, which resulted in gross proceeds of $65.3 million and, after deduction of transaction costs of $0.7 million, in net proceeds of $64.6 million.

On September 23, 2020, the Company issued 3,652,460 preferred F shares at a price per share of $11.89 per share, which resulted in gross proceeds of $ 43.4 and, after deduction of transaction costs of $0.4 million, in net proceeds of $43.0 million.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, holders of the preferred F shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred F shares.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preference of the preferred F shares, holders of the preferred E shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred E shares.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preferences of the preferred F shares and of the preferred E shares, holders of the preferred D shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred D shares.

On June 30, 2021, the Company performed a one-to-twenty share split and converted all preferred shares to ordinary shares. Refer to Note 1 – “Share split - Company information and operations.”

On July 22, as part of the Company IPO, the Company converted all preferred shares to ordinary shares. Refer to Note 1- “Initial public offering – Company information and operations.”

At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2021.

28. Related parties

Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.

Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2021. Key management personnel comprised of four Executive Officers and Directors and four Non-Executive Directors for the year ended December 31, 2020. Key management personnel comprised of three Executive Officers and Directors and three Non-Executive Directors for the year ended December 31, 2019.

Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2021	2020	2019
Salaries and other short-term employee benefits	$2,761	$1,155	$756
Pension costs	117	70	32
Share-based compensation expense	6,906	1,065	441
Other compensation	44	146	24
Total	$9,828	$2,436	$1,253

On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from $4.22 (CHF 4.00) to $3.33 (CHF 3.15). The Company calculated the fair value of these options using the same approach as that used to value share options granted since September 2020, which resulted in an increase of $0.1 million. This incremental cost is now being recognized as an expense over the period from March 25, 2021, until the end of the vesting period of the original grant.

On March 25, 2021, the Board also clarified the terms of an award made to the CEO on November 29, 2018. This award is conditional on the achievement by November 29, 2023, of a successful IPO that values the Company at a minimum of $1.0 billion. Further details of the award and its accounting treatment are set out in Note 23 - “Share-based compensation”.

Related parties participated in the sale of Series F preferred shares during the year to the following extent:

Name of shareholder	Number of preferred shares purchased
Alychlo NV	233,580
Generation IM Sustainable Fund III, L.P	389,300
Total	622,880

Three members of key management participated in share issuances in 2020 acquiring a total of 65,920 shares.

Share data have been revised to give effect to the share split explained in Note 1 - “Significant accounting policies— Share split.”

29. Commitments and contingencies

Commitments

The Company has commitments for future lease payments under short-term leases not recognized in the balance sheet amounting as of December 31, 2021 and 2020 of $0.3 million, and $0.4 million, respectively.

Contingencies

As of December 31, 2021, and 2020 the Company had no contingent assets or liabilities.

30. Financial instruments and risks

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company hold the following financial instruments (in USD thousands):

	December 31,
	2021	2020
Financial assets at amortized cost
Cash and cash equivalents	$192,962	$74,625
Term deposits	72,357	22,720
Accounts receivable	5,621	6,363
Other financial non-current assets	1,405	984
Total financial assets at amortized cost	$272,345	$104,692
Financial assets at fair value through statement of loss
Total financial assets	$272,345	$104,692
Financial liabilities at amortized cost
Accounts payable	6,737	1,281
Accrued expenses	15,972	9,081
Borrowings	—	3,330
Lease liabilities	13,059	3,919
Total financial liabilities at amortized cost	35,768	17,611
Financial liabilities at fair value through statement of loss
Derivative	—	1,024
Total financial liabilities	$35,768	$18,635

The Company’s exposure to various risks associated with the financial instruments is discussed in below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 13 - “Accounts receivable” for expected credit loss provisions on accounts receivable.

Fair value measurement

As of December 31, 2021 and 2020, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:

Financial assets

•	Cash and cash equivalents
•	Term deposits
•	Accounts receivable
•	Other non-current assets—lease deposits and lease receivable

Financial liabilities

•	Accounts payable
•	Accrued liabilities
•	Lease liabilities
•	Derivatives
•	Borrowings

Fair value measurement methodology

The Company measures financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the or by selling it to another market participant.

The Company uses valuation techniques to measure fair value maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization

(based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement and for non-recurring measurement with the involvement of experts and external consultants when needed.

Borrowings, current and non-current, are carried at amortized cost at a total carrying value of $0.0 million and $2.9 million and $0.0 million and $0.5 million as of December 31, 2021, and 2020, respectively. The fair value of these borrowings at December 31, 2021, and 2020, $0.0 million $3.3, respectively. The fair value of borrowings is based on discounted cash flows using current borrowing rates. The basis of measurement is considered to be level 3 owing to the use of unobservable inputs, including own credit risk.

Derivatives, which were extinguished in July 2021, included within other current liabilities (see Note 21 - “Other non-current liabilities”), comprised of a success fee payable upon an initial public offering or a sale of the Company. This option was carried at fair value. The fair value of the option had been estimated using a Monte Carlo simulation. The basis of measurement is considered to be level 3 owing to the use of unobservable inputs, including the fair value of the Company’s own shares.

In 2021 and 2020 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.

Financial risk management

Financial risks

Senior management regularly review the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.

The Company’s principal financial liabilities include accounts payable, lease liabilities and borrowings. The Company’s principal financial assets include cash and cash equivalents, term deposits and short-term investments and accounts receivable.

In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Company’s objectives, policies, and processes for managing these risks.

Credit and counterparty risk management

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities, primarily accounts receivable.

Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.

The Company’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in Note 13 - “Accounts receivable.”

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Financial transactions are predominantly entered into with investment grade financial institutions and in principle the

Company requires a minimum long-term rating of A3/A- for its cash investments. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to $115.0 million and $45.7 million as of December 31, 2021 and 2020, respectively.

Other non-current financial assets include cash deposits for leases.

Funding and liquidity risk management

Funding and liquidity risk is the risk that a company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Such risk may result from inadequate market depth or disruption or refinancing problems.

The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, products and services and some borrowings. The Company has no outstanding borrowing facilities. Short term liquidity is managed based on projected cash flows. As of December 31, 2021 and 2020, the Company’s liquidity consisted of $193.0 million and $74.6 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The COVID-19 pandemic has negatively affected the Company’s overall and non-COVID-19 analysis-related revenue. The Company’s hospital customers prioritized COVID-19-related services during the pandemic. In addition, as a result of pandemic containment measures, some customers experienced disruptions in their operations, refocused their research and development priorities and operated at reduced capacity. As a result, there was a significant decrease in revenue and analysis volume in the second quarter of 2020. Although there has been a sustained recovery for the rest of the year, management believes that the Company experienced lower growth in revenue and analysis volume in 2020 as a result of the COVID-19 pandemic than it otherwise would have achieved. Given the sustained recovery in 2020 and 2021, management does not believe the COVID-19 pandemic will have a significant impact on the Company’s ability to continue as a going concern.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cashflows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2021
Lease liabilities	$13,059	$2,018	$8,467	$4,075	$14,560
Accounts payable	6,737	6,737	—	—	6,737
Accrued expenses	15,972	15,972	—	—	15,972
Total contractual liabilities	$35,768	$24,727	$8,467	$4,075	$37,269

December 31, 2020
COVID CHF 1M	1,132	1,137	—	—	1,137
COVID CHF 500K	507	71	497	—	568
COVID EUR 1.4M	1,691	1,718	—	—	1,718
Total loans	$3,330	$2,926	$497	$—	$3,423
Lease liabilities	3,919	1,134	3,005	14	4,153
Accounts payable	1,281	1,281	—	—	1,281
Accrued expenses	9,081	1,281	—	—	1,281
Other financial non-current liabilities	1,024	—	1,024	—	1,024
Total contractual liabilities	$18,635	$6,622	$4,526	$14	$11,162

Market risk

Market risk includes currency risk and interest rate risk.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020	2019
Currency	Spot rate	Spot rate	Average rate	Average rate	Average rate
USD/CHF	0.91210	0.88030	0.91437	0.94703	0.99467
USD/EUR	0.88290	0.81490	0.84579	0.88423	0.89154
USD/GBP	0.74190	0.73260	0.72707	0.78132	0.78588
USD/BRL	5.57130	5.19400	5.39288	5.06281	3.92513

The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2021 and 2020, the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

December 31,
	2021	2020	2019
Increase / (decrease) in USD/CHF exchange rate by 10%	19,499 / (19,499)	1,453 / (1,453)	741 / (741)
Increase / (decrease) in EUR/CHF exchange rate by 10%	648 / (648)	836 / (836)	410 / (410)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(18) / 18	351 / (351)	328 / (328)
Increase / (decrease) in USD/EUR exchange rate by 10%	726 / (726)	155 / (155)	322 / (322)

The Company’s exposure to foreign currency changes for all other currencies is not material. The significant increase/decrease between USD/CHF resulted from the Company’s IPO, which occurred in USD. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.

The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2021 and 2020 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

December 31,
	2021	2020
Increase / (decrease) in USD/CHF exchange rate by 10%	54 / (54)	11,279 / (11,279)
Increase / (decrease) in USD/EUR exchange rate by 10%	(89) / 89	467 / (467)
Increase / (decrease) in USD/GBP exchange rate by 10%	(27) / 27	211 / (211)
Increase / (decrease) in USD/BRL exchange rate by 10%	77 / (77)	64 / (64)

Interest rate risk

The Company’s cash and cash equivalents and term deposits are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company conclude fluctuations in the interest rate did not have a material impact on our cash equivalents and term deposit balances.

The Company’s principal interest-bearing liabilities comprise three COVID-related government loans, which haves fixed interest rates between 0% and 1.175%. As a result, the Company has no cash flow risk and only a minimal fair value risk associated with its interest-bearing debt.

31. Capital management

The Company considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company).

The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

As of December 31, 2021 and 2020, the Company’s cash and cash equivalents amounted to $193.0 million and $74.6 million, respectively. In addition, its outstanding debt amounted to only $0.0 million and $3.3. million as of December 31, 2021 and 2020, respectively. The Company’s government-issued COVID loans have below-market interest rates, of which all have since been repaid as of December 31, 2021.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

32. Events after the reporting date

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be issued. There were no material subsequent events.